Form 45-102F2 -- Certificate under Subsection 2.7(2) or (3) of
              Multilateral Instrument 45-102 Resale of Securities

Complete 1. or 2.

1. Haemacure Corporation has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on October 28, 2002 of a promissory note in the principal amount of U.S. $2,250,000 and a warrant to purchase 817,241 common shares of Haemacure Corporation, Haemacure Corporation was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

2. N/A.

DATED at Montreal, Quebec this 6th day of  November, 2002

HAEMACURE CORPORATION


By: /s/ Gilles Lemieux
    ------------------------------------
    Gilles Lemieux
    Corporate Secretary


Instructions:

1. If the distribution date is on or after the effective date of Multilateral Instrument 45-102 and the issuer or selling security holder has completed 1. above, file this form on or before the tenth day after the distribution date with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented. Section 2.7 has been implemented in Alberta, British Columbia, Newfoundland, Northwest Territories, Nova Scotia, Nunavut, Ontario and Saskatchewan.

2. If the issuer has completed 2. above, file this form with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented.